

May 7, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Michael Reger
Chief Executive Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue, Suite 200
Wayzata, Minnesota 55391

> **Re:** **Northern Oil and Gas, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 31, 2009**
> **Response Letter Dated April 30, 2009**
> **File No. 333-158320**

Dear Mr. Reger:

We have limited our review to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A Filed April 30, 2009

In response to our prior comment regarding the above-referenced Form S-3 filing, we note that you have filed an amendment to your Form 10-K for the fiscal year ended December 31, 2008 containing Part III information. We have the following comments regarding the Part III information.

Directors, Executive Officers and Corporate Governance, page 2

1.   We note that some of your biographical sketches do not contain all of the information required by Item 401(e) of Regulation S-K, such as principal occupations or employment during the past five years and the name and principal business of any corporation or other organization in which such occupations and

employment were carried on. Please provide disclosure that covers the past five years and indicates positions and titles held during specific times over that period.

Compensation Discussion and Analysis

Performance Objectives, page 6

2.   On page 6, as well as on page 11, you discuss performance goals for the annual bonus that you describe as formal, predetermined performance objectives, and you mention that these objectives include production, quarter growth and profitability targets. However, you omit the targets. Please revise to disclose all qualitative and quantitative performance targets or goals. See Items 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent that you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. Please also note that to the extent disclosure of the qualitative or quantitative performance-related factors would cause competitive harm, you are required to discuss how difficult it was or will be to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Also, we note that you have included the amount of the annual bonus in the "Bonus" column of the Summary Compensation Table on page 5; please consider whether the annual bonus instead belongs in the column "Non-Equity Incentive Plan Compensation" as described in Item 402(c) of Regulation S-K; in this regard, please refer to the definitions of "incentive plan" and "non-equity incentive plan" in Item 402(a)(6)(iii) of Regulation S-K.

Securities Authorized for Issuance under Equity Compensation Plans, page 14

3.   Please revise the disclosure under this heading so that it contains all of the information required by Item 201(d) of Regulation S-K, including the table in the format specified by Item 201(d). Among other things, please specify whether each equity compensation plan was approved by your shareholders.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
N. Gholson
Via Facsimile:
Ross C. Formell, Esq., Best & Flanagan LLP, (612) 339-5897